FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2010

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street

Braamfontein

Johannesburg 2001

REPUBLIC OF SOUTH AFRICA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1 — Information Contained in this Report on Form 6-K

Sappi Limited’s information below furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

Sappi Limited has prepared this Report on Form 6-K in order to submit the following exhibits with all attachments, exhibits and schedules thereto:

4.10

Amended and Restated Term Loan Facility Agreement, dated August 27, 2009, among Sappi Limited, Sappi Papier Holding GmbH as Borrower, the Original Guarantors named therein, BAWAG P.S.K. Bank für Arbeit und Wirtschaft und Österreichische Postsparkasse AG, Calyon, Erste Bank der Oesterreichischen Sparkassen AG, KBC Bank NV, Investkredit Bank AG, The Royal Bank of Scotland plc and UniCredit Bank Austria AG as Mandated Lead Arrangers, UniCredit Bank Austria AG as Agent, J.P. Morgan Europe Limited as Security Agent and the other financial institutions named as Lenders therein.

4.12

Intercreditor Agreement, dated August 27, 2009 among Sappi Limited, the subsidiaries of Sappi Limited named as Original Debtors therein, J.P. Morgan Europe Limited as Security Agent and as RCF Agent, UniCredit Bank Austria AG as OeKB Agent and as Bank Austria Agent, The Bank of New York Mellon as Bond Trustee and the financial institutions and other parties named therein.

4.13

Credit Agreement, dated August 27, 2009, among Sappi Limited, the Original Borrowers named therein, the Original Guarantors named therein, J P Morgan plc, Citibank, N.A. London Branch, The Royal Bank of Scotland plc, KBC Bank NV, HSBC Bank plc and UniCredit Bank Austria AG, as Mandated Lead Arrangers, J.P. Morgan Europe Limited as Agent and as Security Agent and the additional financial institutions named as Original Lenders therein.

4.16	Lock-up Deed between M-real Corporation and Sappi Limited dated September 29, 2008.

4.18

Indenture dated as of July 29, 2009 by and among PE Paper Escrow GmbH as Issuer, J.P. Morgan Europe Limited as Security Agent, The Bank of New York Mellon as Trustee, Principal Paying Agent, Registrar and Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A. as Luxembourg Paying Agent, Transfer Agent and Registrar, with respect to the euro denominated 11.75% Senior Secured Notes due 2014 and the dollar denominated 12% Senior Secured Notes due 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2010

SAPPI LIMITED,

By:	/s/ L. J. Newman
Name:	L. J. Newman
Title:	Group Financial Controller